Exhibit 99.6

Historic Executive Order Fast-Tracks ZenaTech’s ZenaDrone Subsidiary Manufacturing and Go-to-Market Plans for Dual-Use Defense and Commercial Drones

(Vancouver, British Columbia– June 10, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces the fast tracking of its subsidiary ZenaDrone’s manufacturing and go-to-market plans for dual-use defense and commercial drones as a result of the recent June 6th White House executive order ‘Unleashing American Drone Dominance’. This directive accelerates FAA approvals, expands BVLOS (Beyond Visual Line of Sight) and eVTOL (electric Vertical Take-off and Landing) drone operations, and prioritizes US-made drones—unlocking significant commercial and military opportunities for American drone companies in what the AUVSI drone association called “a historic day for advanced aviation.”

The directive supports dual-use drones by promoting faster approval, export reform, and prioritization in government procurement—helping US manufacturers like ZenaDrone sell to both government agencies and private-sector customers with one adaptable platform. The company will be expanding its dual-use production for the ZenaDrone 1000 and IQ series of AI multifunction drones planned for its Arizona manufacturing facility to take advantage of the new expansive national drone policy directive.

The executive order also mandates federal prioritization and export support for American made, NDAA (National Defense Authorization Act) compliant drones, secures domestic supply chains (via the Covered Foreign Entity List), and ensures the Department of Defense can readily procure high performance US drones—opening both commercial and military markets while safeguarding national security.

“This national strategy to expand and secure American drone leadership leverages our years of drone development work and clears a faster path to commercial and defense markets by cutting red tape,” said Shaun Passley, Ph.D., CEO of ZenaTech. “This gives us the confidence to accelerate our Arizona manufacturing and go-to-market plans to meet the growing demand for drones this will stimulate at home and with allied partners.”

The executive order includes several key mandates to help drone companies:

•Fast-tracked FAA approvals for Beyond Visual Line of Sight (BVLOS) and eVTOL operations, accelerating commercial deployment.

•AI-assisted waiver and certification process to reduce regulatory delays and increase access to US airspace.

•Federal prioritization of NDAA-compliant, US-made drones in procurement and export strategies, expanding defense and allied sales.

•Supply chain protections through restrictions on foreign (especially Chinese) drone components and support for domestic manufacturing.

•Expanded R&D and testing access via national UAS (Unmanned Aerial Systems) test sites and government-backed pilot programs for commercial and defense innovation.

As part of the directive, the government will expand and support the Blue UAS program, a list of trusted, secure, and NDAA-compliant drones approved for federal and defense agency use administered by the Department of Defense. ZenaDrone is actively preparing for Green UAS certification, the drone industry benchmark for cybersecurity and supply chain integrity, considered a stepping stone toward Blue UAS certification which the company intends to achieve next.

The company’s drones include the ZenaDrone 1000, an autonomous, military grade aerial solutions built for multi-mission flexibility, featuring a patented foldable-wing design, 40 kg payload capacity, and 1 hour flight time. Its onboard AI, thermal imaging, LiDAR, and multi spectral sensors enable real-time ISR (intelligence, surveillance, and reconnaissance), border patrol, and base surveillance with minimal operator input. The modular cone enables fast swapping of mission-specific payloads- like HD cameras and sensors, making it ideal for tactical resupply, SAR (search and rescue), infrastructure inspection, and operations in high-risk restricted environments. Rugged, AI-powered, and rapidly deployable, the ZenaDrone 1000 enhances situational awareness and operational reach for defense forces.

The ZenaDrone IQ Nano and IQ Square are compact, high-performance drone solutions engineered for intelligence, surveillance, and reconnaissance (ISR), indoor security, and tactical inspection in complex military environments, The IQ Nano, excels in GPS-denied environments like military warehouses or confined infrastructure, offering obstacle avoidance, and precise maneuverability. The IQ Square, with extended flight time and payload options, supports ISR, monitoring and perimeter patrols. Lightweight and field-ready, both drones deliver rapid situational awareness for mission-critical deployments.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.